Thao Nguyen

Work Experience

GrassTB
Secretary
2019-present

- Implement and maintain office systems
- Organize internal and external events
- Communicate verbally and in writing to answer inquiries and provide information
- Coordinate the flow of information both internally and externally
- Set up and maintain document management systems
- Maintain schedules and calendars

Ella Bliss
Manicurist
2018-2019

- Advance technical skills within the following services: acrylic, manicures, pedicures, dip manicures, gel manicures and pedicures
- Consulted and advised treatments based on customer needs
- Maintained a clean working environment to meet the state sanitary regulations
- Maintained and stocked merchandise as needed
- Trained new hires

Ooo La La Nails & Spa LLC - Highlands Ranch, CO
Manicurist
2013 to 2018

- Advance technical skills within the following services: acrylic, manicures, pedicures
- Acted as a customer representative
- Client retention rate of 85%
- Collected and handled sale transactions
- Timely service for all clients so no one is kept waiting

Vibrant Nails & Spa LLC - Highlands Ranch, CO
Owner
2012 to 2013

- Organized individual and group appointments to maximize productivity
- Consolidated financial records of cash inflow and outflow to measure profitability daily
- Managed and organized capital purchases
- Resolved complaints and addressed questions/concerns to meet customer satisfaction
- Maintained a clean work environment to meet state sanitary regulations
- Developed product and service strategies generated a sales increase of 35%
- Trained new employees on basic nail services

Education

Bachelor of Arts in Communication
University of Colorado at Denver - Denver, CO
2012

Certifications/Licenses

Colorado License Manicurist